SEATTLE GUMMY COMPANY

FINANCIAL STATEMENTS FOR THE YEARS ENDING
DECEMBER 31, 2020, AND DECEMBER 31, 2019

WITH INDEPENDENT
ACCOUNTANT'S REVIEW
REPORT

SEATTLE GUMMY COMPANY

Reviewed Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT



Lama Najib
Certified Public Accountant in the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the shareholders of SEATTLE GUMMY COMPANY,

108 1ST AVE S STE 408, SEATTLE,

WA, 98104-2877, UNITED STATES

I have reviewed the accompanying financial statements of SEATTLE GUMMY COMPANY, which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Cash Flows and Changes in Members' Equity for the years then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.

CPA Colorado
0033681
01/03/2022

SEATTLE GUMMY COMPANY

BALANCE SHEET
AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	3,562,716	4,670,504
Accounts receivable		183,988	149,417
Less (allowance for doubtful accounts)		(91,994)	(74,709)
Prepaid expenses		88,965	75,781
Inventories		270,131	201,936
Total current assets		**4,013,806**	**5,022,929**
Fixed assets:			
Property, plant & equipment		258,462	153,851
(less accumulated depreciation)		(70,353)	(27,905)
Total Fixed Assets		**188,109**	**125,946**
Non-current assets:			
Leases		198,457	278,506
Investments & Projects		347,361	267,977
Total non-current assets		**545,818**	**546,483**
Total Assets	$	**4,747,733**	**5,695,358**
Liabilities & Stockholders' Equity			
Current liabilities:			
Credit cards	$	21,005	-
Payables due to related parties		225,169	115,255
Deferred Lease liabilities		124,632	105,732
Deferred Revenues		-	72,000
Taxes Payable		248	1,172
Deferred Compensation		-	112,500
Payroll & Benefits payable		-	658
Accounts Payable		-	19,090
Total current liabilities		**371,054**	**426,407**
Non-current Liabilities:			
Deferred Lease liabilities, net of current portion		42,368	141,317
Economic Injury Disaster Loan (EIDL)		78,600	-
Accrued Interest- EIDL		1,474	-
Total non-current liabilities		**122,442**	**141,317**
Total Liabilities:	$	**493,496**	**567,724**

The accompanying notes are an integral part of these financial statements.

SEATTLE GUMMY COMPANY

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	As of December 31, 2020	As of December 31, 2019
Stockholders' equity (deficit):		
Common Stock, $0.001 par value, 30,000,000 shares authorized, 1,299,227 and 1,280,697 shares issued and outstanding as of December 31, 2020, and December 31, 2019, respectively	1,299	1,281
Preferred Stock, $0.001 par value, 10,000,000 shares authorized, 1,205,999 and 1,205,999 shares issued and outstanding as of December 31, 2020, and December 31, 2019, respectively	1,206	1,206
Treasury Stock	(35,832)	(35,832)
Additional Paid-in Capital - Common Stock	175,327	173,492
Additional Paid-in Capital – Preferred Stock	8,083,981	8,083,981
Accumulated Profits (losses)	(3,096,494)	(1,685,747)
Net income (loss)	(875,250)	(1,410,747)
Total stockholders' equity (deficit):	**4,254,237**	**5,127,634**
Total Liabilities and stockholders' equity (deficit) $	**4,747,733**	**5,695,358**

The accompanying notes are an integral part of these financial statements.

SEATTLE GUMMY COMPANY

STATEMENT OF INCOME
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Sales	$	588,347	348,805
Total revenues		**588,347**	**348,805**
Cost of goods sold		205,206	191,716
Gross Profit		**383,141**	**157,089**
Expenses:			
Salaries, benefits & payroll taxes		1,019,805	984,781
Factory & Supplies and Equipment expenses		11,408	31,396
Rent & Occupancy fees		147,479	114,169
Corporate expenses		-	27,145
General & Administrative expenses		22,508	31,644
Research & Development		-	25,963
Legal & Professional Services		14,997	49,655
Advertising & Marketing and other Sales fees		218,353	196,845
Travel, meals & entertainment		5,764	48,012
Depreciation		42,448	17,831
Bad debt expense		17,285	74,709
Total Expenses		**1,500,047**	**1,602,150**
Income from operations (loss)		**(1,116,906)**	**(1,445,061)**
Other Income (Expenses):			
Grants		1,300	-
SBA- Paycheck protection program grant		140,581	-
Interest Income		70,596	34,314
Interest Expense		(2,455)	-
Currency exchange differences		31,634	-
Total Other Income (expenses)		**241,656**	**34,314**
Net income (loss) for the year	$	**(875,250)**	**(1,410,747)**

The accompanying notes are an integral part of these financial statements.

SEATTLE GUMMY COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common Stock	Preferred Stock	Amount	Retained Earnings (accumulated deficit)	Additional Paid in Capital	Treasury Stock	**Total**
Beginning Balance, December 31, 2018	**1,263,157**	**885,620**	**2,149**	**(1,685,747)**	**5,170,550**	**(35,832)**	**3,451,120**
Issuance of Common Stock	17,540	-	18	-	1,736	-	**1,754**
Issuance of Preferred Stock	-	320,379	320	-	3,085,187	-	**3,085,507**
Net income (loss)	-	-	-	(1,410,747)	-	-	**(1,410,747)**
Ending Balance, December 31, 2019	**1,280,697**	**1,205,999**	**2,487**	**(3,096,494)**	**8,257,473**	**(35,832)**	**5,127,634**
Issuance of Common Stock	18,530	-	18	-	1,835	-	**1,853**
Issuance of Preferred Stock	-	-	-	-	-	-	-
Net income (loss)	-	-	-	(875,250)	-	-	**(875,250)**
Ending Balance, December 31, 2020	**1,299,227**	**1,205,999**	**2,505**	**(3,971,744)**	**8,259,308**	**(35,832)**	**4,254,237**

The accompanying notes are an integral part of these financial statements.

SEATTLE GUMMY COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net income (loss)	$	(875,250)	(1,410,747)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation expense		42,448	17,831
Bad debt expense		17,285	74,709
Changes in:			
Prepaid expenses		(13,184)	(8,080)
Inventory		(68,195)	21,210
Accounts Receivable		(34,571)	(138,905)
Credit cards		21,005	-
Deferred Liabilities		(264,549)	14,318
Taxes payable		(924)	-
Payroll & benefits payable		(658)	-
Accounts Payable		(19,090)	(1,648)
Accrued interest- Convertible debt		1,474	-
Net cash provided (used) by operating activities		**(1,194,209)**	**(1,431,312)**
Cash flow From Investing Activities:			
Acquisitions, Property plant & equipment		(104,611)	(83,677)
Leases		80,049	115,527
Investments & Projects		(79,384)	(63,097)
Net cash provided (used) by investing activities		**(103,946)**	**(31,247)**
Cash flow from Financing Activities			
Payables due to (from) related parties		109,914	(72,187)
Economic Injury Disaster Loan (EIDL)		78,600	-
Proceeds from issuance of Common stock		1,853	1,736
Proceeds from issuance of Preferred Stock		-	3,085,187
Net cash provided (used) by financing activities		**190,367**	**3,014,736**
Increase (decrease) in Cash		(1,107,788)	1,552,177
Cash, beginning of year		4,670,504	3,118,327
Cash, end of year	$	**3,562,716**	**4,670,504**

The accompanying notes are an integral part of these financial statements.

SEATTLE GUMMY COMPANY

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

SEATTLE GUMMY COMPANY ('the Company'), is a Washington Corporation organized under the Washington Business Corporation Act on July 12, 2016. The Company operates in the pharmaceutical industry and produces pharmaceutical products intended to focus on delivering active pharmaceutical ingredients using innovative gummy formulations. The company's proprietary API-complexing technology develops gummy medicine that helps in treating varieties of diseases, enabling customers who have a problem swallowing pills and capsules, consume soft and chewable gummy formulation for medications.

The intellectual property of the Company includes 12 registered patents primarily in the 'Foods or Foodstuffs; Their Treatment, Not Covered by Other Classes' category. Additionally, the Company has registered 14 trademarks categorized under 'Pharmaceutical, veterinary and sanitary products'.

The Company wholly owns a Chinese entity; SGC (Beijing) Technology Co. Ltd.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

SEATTLE GUMMY COMPANY

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held a Certificate of Deposit with a principal balance of $230,566 and an interest rate of 0.500% as of December 31, 2020. Interest as of December 31, 2020, totaled $441.56.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over estimated useful lives ranging from 5 to 7 years.

Assets consist of office furniture and machinery and equipment acquired for manufacturing purposes. Depreciation expense totaled $42,448 and $17,831 for the years ending December 31, 2020, and December 31, 2019, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to merchandise are determined on the first-in, first-out basis.

Investments & Projects

This account includes a $200,000 balance received by the Company from SGC (Beijing) Technology Co. Ltd. as a license and trademark fee.

The remaining balance consists of costs incurred by the Company for the development of pharmaceutical projects as well as filing and publication fees for the related patents.

Economic Injury Disaster Loan (EIDL)

The Company obtained an Economic Injury Disaster Loan (EIDL) from the U.S. Small Business Administration (SBA) for $78,600 in June 2020. The loan bears an interest rate of 3.75% per annum.

Monthly installment payments, including principal and interest begin 12 months from the date of the loan and the balance of principal and interest is payable 30 years from the date of the loan.

The Collateral to secure the loan includes the following property that the Company owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest the Company grants the SBA includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is fully forgivable provided that it was used solely to cover eligible expenses. The SBA PPP loan of $139,600 was fully forgiven.

COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the global economy, created significant financial market volatility and disrupted global supply chains. Moreover, several international,

national, state and local governments have placed restrictions on people from gathering in groups or interacting within a certain physical distance.

The Company cannot precisely predict the impact that the COVID-19 pandemic will have in the future due to numerous uncertainties, including the severity, duration and resurgences of the disease and new variants, actions that may be taken by governmental authorities, the impact to the business of potential variations or disruptions in the supply chain.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

Cost of Goods sold

This account consists mainly of those expenses that are incurred to fulfill dues that correspond to each item that is sold and generally to expenses that relate to sales such as the cost of materials, supplies, fulfillment and taxes that specifically relate to sales.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.

Advertising & Marketing and other Sales fees

This account consists of costs that are incurred by the Company during its sales process such as merchant fees and payments to various vendors for services to promote the Company's products.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and to Business & Occupation tax in Washington state. The Company incurred net operating losses for the years 2020 and 2019, and such losses will be carried over to future years to offset taxable income.

Operating Leases

As of December 31, 2020, the Company leased its space under a lease which expires on March 31, 2022. Rent expense is recognized on the straight-line basis over the life of the lease. The future minimum rental payments under the agreement are as follows:

	($)
2021	71,304
2022	18,219

As per the agreement, the Company has the option to extend the lease for 5 years.

Recently issued accounting pronouncements

In *February 2016,* the FASB issued ASU *2016-02,* Leases ("ASU *2016-02"*), which is codified in ASC *842,* Leases ("ASC *842"*) and supersedes current lease guidance in ASC *840,* Leases. ASC *842* requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC *842* expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In *July 2018,* the FASB issued ASU *2018-11,* Leases ASC *842:* Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after *December 15, 2021,* and interim periods within fiscal years beginning after *December 15, 2022*.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares of Common Stock authorized to be issued is thirty million (30,000,000) shares at a par value of $0.001 per share. The total number of shares of Preferred stock authorized to be issued is ten million (10,000,000) shares at a par value of $0.001 per share.

Common Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Common Stock issued and outstanding was 1,299,227 and 1,280,697, respectively.

Preferred Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Preferred Stock issued and outstanding was 1,205,999 and 1,205,999 shares, respectively.

Equity Incentive plans

The Company's Board of Directors adopted an Equity Incentive Plan in 2017, to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options). The plan is effective for a term of 10 years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 1,057,330 shares of common stock.

To the extent that the aggregate Fair Market Value of Shares with respect to which options designated as incentive stock options are exercisable for the first time by any Optionee during any calendar year exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: The Exercise Price cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant. If the option was granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price can be no less than 110% of the Fair Market Value on the date of grant.

- In the case of a Non-statutory Stock Option: The Exercise Price is determined by the Administrator, provided that, if the per Share exercise price is less than 100% of the Fair Market Value on the date of grant, it shall otherwise comply with all Applicable Laws, including Section 409A of the Code.

As of December 31, 2020, the Company had granted 468,202 incentive stock options to purchase the Company's common stock.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company evaluated subsequent events through May 1, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.